FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

GOLD FIELDS

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639

North America

Cheryl A Martin
Tel +303 796-8683
Fa +303 796-8293

GOLD FIELDS ISSUES OFFER RESPONSE DOCUMENT URGING SHAREHOLDERS TO REJECT THE HARMONY OFFER

*Johannesburg, 3 November 2004***.** In a document sent today to shareholders, the Board of Directors (the "Board") of Gold Fields Limited (GFI: JSE and NYSE) urged shareholders to reject the unsolicited and hostile offer made by Harmony Gold Mining Company ("Harmony") for Gold Fields.

The Board outlined a number of reasons for its opposition to the Harmony proposal in the Offer Response document. The Board believes that:

- the Harmony offer destroys shareholder value;
- the Harmony offer is a coercive attempt to gain control of Gold Fields via an early settlement offer rather than a single offer conducted in the normal way; and
- Harmony is offering Gold Fields shareholders overvalued Harmony shares at a minimal premium; the offer significantly undervalues Gold Fields shares and does not offer shareholders a fair value exchange.

Addressing the main themes of the Offer Response document, Ian Cockerill, Chief Executive of Gold Fields, commented:

> "*Harmony's hostile offer has an inequitable structure which seeks to disenfranchise the majority of our shareholders. Furthermore, this offer does not represent fair value and is funded by overvalued Harmony shares. We cannot recommend this to our shareholders*."

Cockerill continued:

> *"Harmony has a large number of marginal mines and a higher risk portfolio of assets, making the company significantly more sensitive to the current rand strength than Gold Fields. We have a high quality set of South African assets with excellent gearing to the rand and gold price and a growing international portfolio with a low risk fully funded project pipeline. Unlike Harmony, we also have an extensive global exploration portfolio with an expert team in place to maximise its value potential."*

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer),K Ansah #, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon† , G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American, #Ghanaian.
Corporate Secretary: C Farrel

Harmony's offer is structured in two phases to force an early settlement whereby it would acquire up to 34.9% of Gold Fields. The Board believes that this early settlement could leave Harmony, with the support of Norilsk, free to control Gold Fields without having successfully bid for the whole company. It is the Board's opinion that this two-phase structure is contrary to accepted international principles of fair and equal treatment of shareholders.

The Board further believes that the Harmony offer is dilutive to Gold Fields' shareholders based on metrics such as earnings per share, operating cash flow, net present value per share and balance sheet strength. Harmony's offer provides a mere 7% premium over the closing share price of Gold Fields on October 15. The Board also considers Harmony to be financially stretched, citing Harmony's five consecutive quarterly losses and the recent downgrade of Harmony's credit rating by Fitch Ratings.

The Board stated that Harmony and Gold Fields have substantially different portfolios and risk profiles. In South Africa, Gold Fields owns some of the greatest gold mines in the world. Outside of South Africa, Gold Fields has been extremely successful at building a portfolio of open pit and shallow underground mines.

In the defence document, the Board makes it clear that the Gold Fields' strategy of investment in its high quality South African assets coupled with its success with international diversification, has delivered excellent returns for all of its stakeholders. With a strong pipeline of development opportunities, the Board believes Gold Fields is well placed to continue to provide its shareholders with superior returns.

For these and the many other reasons outlined in the defence document, the Board of Gold Fields urged shareholders to reject the Harmony offer.

For a copy of the Formal Response Document, video interviews and links to the presentation webcast and other information please visit http://www.goldfields.co.za***.***

In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.

ends

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 3 November 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
           Relations and Corporate Affairs